FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of August, 2003

Pan American Silver Corp

(Translation of registrant’s name into English)

1500-625 HOWE STREET
VANCOUVER BC CANADA V6C 2T6

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F_X__   Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....  No ..X...

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________

August 26, 2004

PAN AMERICAN COMPLETES ACQUISITION OF MOROCOCHA SILVER MINE

(all amounts in $US unless otherwise stated)

Vancouver, Canada – Pan American Silver Corp. (PAAS: NASDAQ; PAA: TSX) is pleased to announce it has concluded the purchase of an 88% interest in the Morococha silver mine in central Peru for $36 million. The remaining 12% is held by a number of Peruvian investors.

Year-to-date the Morococha mine has produced more than 2 million ounces of silver, together with significant amounts of byproduct zinc, copper and lead, at a cash cost, net of by-product credits, of $3 per ounce of silver. Pan American is expecting to consolidate Morococha’s production as of July 1. The addition of Morococha will help reduce Pan American’s consolidated cash costs below $3.50 per ounce of silver on a total of more than 11.5 million ounces of production in 2004, rising to a forecast 14.5 million ounces in 2005.

Under the acquisition agreement, the profits generated by the Morococha operation since the first of the year are retained in Compania Minera Argentum SA (Argentum), the entity that holds most of the Morococha assets. At closing Argentum had in excess of $5.2 million in working capital. In addition, Pan American will receive immediate benefits from the synergies generated between Morococha and its other Peruvian assets, particularly the Huaron mine which is located only 80 km away.

Morococha hosts a very large and prolific network of veins and replacement bodies within a mineral rights package covering 11,620 hectares of historically productive and highly prospective concessions. Pan American will now begin a two-year, 46,000 meter exploration drilling program to convert the property’s resources into reserves and to exploit its outstanding exploration potential. The Company also intends to carry out a program of increased mine development and mill upgrades to enable long-term production of approximately 4 million ounces of silver annually at a cash cost below $2.50 per ounce.

According to Pan American Chairman, Ross Beaty, “Morococha is our third large silver mine in Peru and its talented and experienced workforce will be a fine addition to our strong Peruvian mining team. The Morococha deposit continues the Company’s impressive record of growth over the past 10 years, adding a low-cost, long life orebody to our production profile. With the successful development of our four projects now undergoing feasibility studies, we are set to double our production again by 2007, entrenching Pan American as the foremost primary silver producer in the world.”

-end-

For Further Information Contact: Brenda Radies, VP Corporate Relations (604) 684-1175

www.panamericansilver.com

…/2

1500-625 HOWE STREET, VANCOUVER,  BC CANADA V6C 2T6 . TEL 604.684.1175  FAX 604.684.0147

www.panamericansilver.com

CAUTIONARY NOTE

Some of the statements in this news release are forward-looking statements and as such are based on an assumed set of economic conditions and courses of action. These include estimates of future production levels, expectations regarding mine production costs, expected trends in mineral prices and statements that describe Pan American's future plans, objectives or goals.  There is a significant risk that actual results will vary, perhaps materially, from results projected depending on such factors as changes in general economic conditions and financial markets, changes in prices for silver and other metals, technological and operational hazards in Pan American's mining and mine development activities, uncertainties inherent in the calculation of mineral reserves, mineral resources and metal recoveries, the timing and availability of financing, governmental and other approvals, political unrest or instability in countries where Pan American is active, labor relations and other risk factors listed from time to time in Pan American’s Form 40-F.

1500-625 HOWE STREET, VANCOUVER,  BC CANADA V6C 2T6 . TEL 604.684.1175  FAX 604.684.0147

www.panamericansilver.com

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Pan American Silver Corp

(Registrant)

By:/s/ Ross J. Beaty

(Signature)

Ross J. Beaty, Chairman

Date: August 26, 2003